190 Office Park Way

Pittsford, New York 14534

 585-387-9000

Via EDGAR

July 22, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention:  Debra O’Neill Johnson

Re:

Prasad Series Trust

Investment Company Act File No: 811-8993

Post-Effective Amendment No. 14-15

Dear Ms. O’Neill Johnson:

On behalf of Prasad Series Trust (“Registrant”), we are transmitting this letter in response to comments that we received from you via telephone on June 30, 2010 in connection with the filing of Post-Effective Amendment No. 14-15 to Registrant’s registration statement on Form N-1A under Rule 485(a) on May 25, 2010.  (“Amendment No. 14-15”).  This letter sets forth Registrant’s responses to the staff’s comments and explains how Registrant intends to address certain of those comments in an amendment its registration statement on Form N-1A (“Amendment No. 15-16”).   Registrant proposes to file Amendment No. 15-16 under Rule 485(b) on or about July 28, 2010.

Responses to the staff’s Comments are numbered sequentially and references to “items” correspond with the items of Form N-1A.

PART  A.  PROSPECTUS

Comment No. 1

This comment relates to Item 1. The staff requested that Registrant delete certain sentences from the cover page.

Response to Comment No. 1

Amendment No. 15-16 will reflect the deletion of the following sentences from the cover page:

This prospectus contains important information about the Fund’s objective, investment policies, strategies and risks.  It also contains important information about how to buy and sell shares of the Fund and other account features.  Please read this prospectus carefully before you invest and keep it for future reference about your account.

Comment No. 2

The staff requested that Registrant revise the following paragraph under the caption “Investment Objective” by deleting two sentences:

The Fund’s investment objective is to obtain capital appreciation.  The Fund’s investment objective is not a fundamental investment policy.  The Board of Trustees can change non-fundamental policies without a shareholder vote.

Response to Comment No. 2

Amendment No. 15-16 will reflect the deletion of the following sentences from the paragraph:

The Fund’s investment objective is not a fundamental investment policy.  The Board of Trustees can change non-fundamental policies without a shareholder vote.

Comment No. 3

This comment relates to the Fee Table (Item 3).  The staff requested that Registrant add a line for fees in connection with wire transfers and delete the footnote (i.e. relating to fees for wire transfers).  The staff also requested that Registrant submit fee table which it proposes to include in a subsequent amendment in advance of the filing of that amendment.

Response to Comment No. 3

Amendment No. 15-16 will reflect the inclusion of a line for the fee currently charged  in connection with redemptions effected by wire transfer ($20.00). The footnote has been deleted.  There is disclosure elsewhere in the prospectus to the effect that the amount of the wire transfer may change without notice to clients.  The fee table, in substantially the form in which Registrant proposes to incorporate it in Amendment No. 15-16 is shown in Exhibit A to this letter.

Comment No. 4

This comment relates to the section captioned “Principal Investment Strategies”:  The staff requested that Registrant summarize the Fund’s growth strategy and disclose the Fund’s portfolio turnover strategy.  The staff also requested that the Registrant state that the Fund may invest up to 100% of its assets in ETFs.  It also requested that Registrant provide in the Risk/Return Summary a concise summary of the strategy relating to non-traditional ETFs.  The staff also inquired as to whether the strategy (of investing in non-traditional ETFs) a principal strategy.

Response to Comment No. 4

Amendment No. 15-16 will reflect the following disclosures:

The Fund’s Growth Strategy is summarized as follows:

Growth Investing

Growth companies are companies whose earnings and stock prices are expected to grow at a faster rate than that of the overall market.  Growth companies can be new companies or established companies that may be entering a growth cycle in their business.  Their anticipated growth may come from developing new products or services or from expanding into new or growing markets.  Growth companies may be applying new technologies, new or improved distribution methods or new business models that could enable them to capture an important or dominant market position.  They may have a special area of expertise or the ability to take advantage of changes in demographic or other factors in a more profitable way.  Although newer growth companies may not pay dividends for some time, their stocks may be valued because of their potential for price increases.  In selecting equity securities, the Adviser will seek to invest in companies which have high earnings growth rates and which currently demonstrate superior long term capital appreciation relative to other equity securities and the NASDAQ Composite and S&P 500.

 Growth companies may experience greater stock price fluctuations and risks of loss than larger, more established companies.   “Growth” stocks generally are more expensive relative to their earnings or assets than other types of stocks.    If a growth company’s earnings or stock price fails to increase as anticipated, or if its business plans do not produce the expected results, its securities may decline sharply.  Consequently, “growth” stocks are more volatile than other types of stocks.  In particular, growth stocks are very sensitive to changes in their earnings.  Negative developments in this regard could cause a stock to decline dramatically, resulting in a decrease in the Fund’s share price Growth investing has gone in and out of favor during past market cycles and is likely to continue to do so.  During periods when growth investing is out of favor or when markets are unstable, it may be more difficult to sell growth company securities at an acceptable price. There is no assurance that the Fund’s “growth” style of investing will achieve its desired result.  In fact, the Fund may decline in value as a result of emphasizing this style of investing.  Growth investing has gone in and out of favor during past market cycles and is likely to continue to do so.  During periods when growth investing is out of favor or when markets are unstable, it may be more difficult to sell growth company securities at an acceptable price.

The Fund’s Portfolio Turnover Strategy is summarized as follows:

The Fund is not restricted with regard to portfolio turnover and will make changes in its investment portfolio from time to time as business and economic conditions and market prices may dictate and its investment policies may require.  The Fund engages in active and frequent trading of portfolio securities, especially during periods of market volatility.  The Fund has experienced exceptionally high turnover in each of its most recent fiscal years.  The transaction costs attendant to this portfolio strategy will result in increased costs to the Fund.  A high rate of portfolio turnover in any year will increase brokerage commissions paid by the Fund, thus reducing the Fund’s total return, and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders when Fund shares are held in taxable accounts.

In the “Risk/Return Summary”, the section of the prospectus captioned “Principal Investment Strategies” includes the following statement:

Fund may invest up to 100% of its assets in equity securities indirectly through investments in shares of Exchange Traded Funds (ETFs), up to 10% of its assets indirectly through investments in Closed End Funds.

The section captioned “Principal Investment Strategies” will include a statement to the effect that the investments in non-traditional ETFs is a principal investment strategy which the portfolio manager may employ from time to time as a hedging strategy in falling markets.

Comment No. 5

This comment relates to the section captioned “Principal Risks.”  The staff requested that Registrant add a separate caption for small- and mid-cap stocks.

Response to Comment No. 5

Amendment No. 15-16 will reflect revised disclosure in response to Comment No. 5.  Specifically, the following subsection has been added to the section captioned “Principal Risks”:

Main Risks of Small- and Mid-Cap Stocks. The Fund may invest in equity securities of companies without regard to market capitalization. Small- and mid-sized companies may be either established or newer companies, including companies that have been in operation for less than three years.  While smaller companies might offer greater opportunities for gain, they also involve greater risk of loss. These companies may be more sensitive to changes in earnings expectations and may experience more abrupt and erratic price movements.  Securities of small- and mid-size companies may not have established markets for their products or services and may have fewer customers and product lines.  They may have more limited access to financial resources and may not have the financial strength to sustain them through business downturns or adverse market conditions.  Since small- and mid-size companies typically reinvest a high proportion of their earnings in their businesses, they may not pay dividends for some time, particularly if they are newer companies.  Smaller companies may have unseasoned management or less depth in management skill than larger, more established companies.  They may be more reliant on the efforts of particular members of their management team and management changes may pose a greater risk to the success of the business.  It may take a substantial period of time to realize a gain on an investment in a small- or mid-sized company, if any gain is realized at all.

Comment No. 6

This comment relates to the section captioned “Principal Risks”:  The staff requested that Registrant delete the last sentence in the sub-section captioned “Portfolio Turnover”.

Response to Comment No. 6

Amendment No. 15-16 will reflect revised disclosure in response to Comment No. 6.  Specifically, the following sentence will be deleted from the sub-section captioned “Portfolio Turnover”:  “Whenever practicable, the Fund employs discount brokerage firms to reduce commissions.”

Comment No. 6

This comment relates to the section captioned “Principal Risks”:  The staff noted that there is a sub-section captioned “Short Selling Risks,” and inquired as to whether short selling is a principal investment strategy.  If it is a principal investment strategy, we should include it in the “Principal Investment Strategies section” and also include under “Other Expenses” in the fee table a separate caption for short interest.

Response to Comment No. 6

Short selling is not, in fact, a principal investment strategy.  Registrant intends to delete the sub-section captioned “Short Selling Risks” from the section captioned “Principal Risks.”  This deletion will be reflected in Amendment No. 15-16.

Comment No. 7

This comment relates to the FDIC legend that follows the risk disclosure.  The staff indicated that Registrant can delete it since shares of the fund are not offered through banks.

Response

Registrant intends to delete the FDIC legend.  This deletion will be reflected in Amendment No. 15-16.

Comment No. 8

The staff requested that we delete the following sentence in the third paragraph which follows the Bar Chart:  “The Fund’s returns measure the performance of a hypothetical account and assume that all dividends and capital gains distributions have been reinvested in additional shares of the Fund.”

Response to Item No. 8

Amendment No. 15-16 will reflect the deletion of the following sentence in the paragraph which follows the bar chart:  “The Fund’s returns measure the performance of a hypothetical account and assume that all dividends and capital gains distributions have been reinvested in additional shares of the Fund.”

Comment No. 9

The staff requested that we explain the relevance of the secondary index (i.e. NASDAQ Composite).

Response to Comment No. 9

Registrant has determined that the use of a secondary index is not necessary.  Accordingly, references to the NASDAQ Composite Index will be deleted (both in the prospectus and the Statement of Additional Information.

Comment No. 10

The staff requested that we add the following words in the form of a parenthetical to the indices featured in the tabular presentation of average annual total returns for the one-, five-, and ten-year periods:  “reflects no deduction for fees, expenses, or taxes”.

Response to Comment No. 10

Amendment No. 15-16 will reflect the inclusion of the following in connection with the performance of the S & P 500 Index:  (reflects no deduction for fees, expenses or taxes).

Comment No. 11

This comment relates to the section captioned “Purchase and Sale of Fund Shares”:  The staff requested that Registrant delete the following sentence:  “Shares may be purchased by any investor without a sales charge.”

Response to Comment No. 11

Amendment No. 15-16 will reflect the deletion of the following sentence in the section captioned “Purchase and Sale of Fund Shares”:  “Shares may be purchased by any investor without a sales charge.”

Comment No. 12

This comment relates to the section captioned “Taxes”:  The staff requested that Registrant state that “Fund distributions may be taxable upon withdrawal from tax deferred accounts.”

Response to Comment No. 12

Amendment No. 15-16 will reflect the inclusion of the following sentence in the section captioned “Taxes”:  “Fund distributions may be taxable upon withdrawal from tax deferred accounts.”

Comment No. 13 – Open – Input from Raj Needed.

This comment relates to the section captioned “MORE ABOUT THE FUND” – “ABOUT THE FUND’S INVESTMENTS”:  The staff requested that Registrant add disclosures relating to ETFs, closed-end funds, foreign securities and emerging market securities to the sub-section captioned “The Fund’s Principal Investment Strategies and Risks.”

Response to Comment No. 13

Amendment No. 15-16 will reflect the inclusion of disclosures relating to ETFs, closed-end funds, foreign securities and emerging market securities to the sub-section captioned “The Fund’s Principal Investment Strategies and Risks.”

Comment No. 14

This comment relates to the section captioned “How to Purchase Shares”:  The staff requested that Registrant provide an example of a day on which the NYSE is closed.

Response to Comment No. 14

Amendment No. 15-16 will reflect the inclusion of the following disclosure in the section captioned “How to Purchase Shares”:  The NYSE is closed for certain holidays (e.g. New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day) and it may close on other days occasionally for certain extraordinary events.

Comment No. 15

This comment relates to the Back Cover Page:  The staff advised that the SEC’s telephone number has changed from 202-942-8090 to 202-551-8090 and its zip code extension has changed from 20549-0102 to 20549-1520.

Response to Comment No. 15

Amendment No. 15-16 will reflect the inclusion of the current telephone number (202-551-8090) and zip code extension for the SEC on the back cover page of the prospectus.

PART  B.  STATEMENT OF ADDITIONAL INFORMATION

Comment No. 16

The staff requested that Registrant Include the name of the Fund and its ticker symbol on the first page of the Statement of Additional Information.

Response to Comment 16

Amendment No. 15-16 will reflect the inclusion of the name of the Fund and its ticker symbol on the first page of the Statement of Additional Information.

Comment No. 17

The staff requested that Registrant revise the section captioned “Management of the Fund” to incorporate the disclosure required by Item 17(b)(1) of Form N-1A, as amended, relating to the leadership structure of the board.

Response to Comment No. 17

Amendment No. 15-16 will reflect the inclusion of the following disclosure in response to Item 17(b)(1) of Form N-1A, as amended.

Oversight Role of the Board of Trustees; Board Composition and Structure

The role of the Board of Trustees in management of the Fund is oversight. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund have responsibility for the day-to-day management of the Fund.   For example, the Adviser has responsibility for managing the Fund’s portfolio, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). In connection with its oversight role, the Board, or a subset of the Board consisting of two independent trustees, interacts with and receives reports from senior personnel of the Fund’s service providers, which include, among others, senior investment personnel of the Adviser (including personnel with responsibility for management of the Fund’s portfolio), the Fund’s Chief Compliance Officer and the Adviser’s Chief Compliance Officer.  Rajendra Prasad, Chairman of the Board, also serves as the Fund’s Portfolio Manager, the Fund’s Chief Compliance Officer, the Fund’s Chief Financial officer, and the Adviser’s Chief Compliance Officer.  The scope of the Board’s oversight responsibility requires that the Board take these multiple roles into account.

Although the Board’s does not have any committees, the independent trustees have access to, the Fund’s independent registered public accounting firm and the Fund’s Chief Financial Officer. The Board also receives periodic presentations from senior personnel of the Adviser regarding risk management generally, as well as periodic presentations relating to specific operational and investment functions, such as trading practices (including brokerage allocation and execution) and investment research. From time to time, the Board also receives reports from counsel regarding regulatory compliance and governance matters. The Board has adopted policies and procedures designed to address a variety of operational and compliance matters.  In addition, the Adviser has adopted certain policies, procedures and controls designed to address particular risks to the Fund’s portfolio. However, the Board recognizes that it is not possible to eliminate all of the risks which might affect the Fund’s Portfolio. The Board’s oversight role does not make the Board a guarantor of the Fund’s portfolio activities.

 The 1940 Act requires that at least 40% of the Fund’s trustees  be trustees who are not “interested trustees” within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”). Moreover, in order to rely o rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s Trustees  must be Independent Directors, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, two-thirds of the Fund’s Trustees are Independent Trustees.  The Board does not currently have an independent Chairman and the Independent Trustees have not designated a lead Independent Trustee who chairs meetings or executive sessions of the Independent Trustees, reviews and comments on Board meeting agendas and facilitates communication among the Independent Trustees, and management. The Independent Trustees do not have counsel separate from counsel to the Fund.

The Board of Trustees has no committees to which specific functions are delegated.  For example, the Board of Trustees does not currently have an Audit Committee or an Audit Committee Financial Expert.  The Board of Trustees believes that, given the relatively small size of the Fund, it is not necessary to have an Audit Committee or an Audit Committee Financial Expert.

The Board has determined that its leadership structure is appropriate in light of the services that the Adviser provide to the Fund and potential conflicts of interest that could arise from these relationships.

PART C.  OTHER INFORMATION

Comment No. 18

The staff requested that Registrant re-number the items of Part C (Other Information) in accordance with the item numbers of Part C as re-designated (Items 28-35).

Response to Comment No. 18

Amendment No. 15-16 will reflect the re-numbering of the various items of Part C (Items 28-35).

We hope that this letter is responsive to the staff’s comments.  If the staff should require any additional information or would like to discuss the disclosure issues further, please contact me directly at 585-387-9000.

Sincerely,

Patricia C. Foster, Esq. PLLC

By:  /S/Patricia C. Foster

       Patricia C. Foster

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